MARC A. RECHT

+1 617 937 2316

mrecht@cooley.com

March 25, 2016

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	J. Nolan McWilliams

Donald E. Field

Aamira Chaudhry

Jean Yu

RE:	ERYTECH Pharma S.A.

Amendment No. 2 to

Draft Registration Statement on Form F-1

Submitted October 23, 2015

CIK No. 0001624422

Ladies and Gentlemen:

On behalf of ERYTECH Pharma S.A. (the “Company”), we are submitting this letter and the following information in response to a letter dated November 3, 2015 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Amendment No. 2 to its confidential draft registration statement on Form F-1 submitted on October 23, 2015 (the “Draft Registration Statement No. 2”). We are also electronically transmitting for confidential submission an amended version of the Draft Registration Statement No. 2 (the “Draft Registration Statement No. 3”) and sending the Staff a hard copy of this letter, the Draft Registration Statement No. 3 and a version of the Draft Registration Statement No. 3 that is marked to show changes to the Draft Registration Statement No. 2.

The numbering of the paragraphs below corresponds to the numbering of the comments in the letter. For the Staff’s convenience, we have incorporated your comments into this response letter in italics. Capitalized terms used in this letter but otherwise not defined herein shall have the meanings ascribed to such terms in the Draft Registration Statement No. 3.

COOLEY LLP 500 BOYLSTON STREET BOSTON, MA 02116-3736

T: (617) 937-2300 F: (617) 937-2400 COOLEY.COM

U.S. Securities and Exchange Commission

March 25, 2016

Page Two

Management’s Discussion and Analysis

Critical Accounting Polices and Estimates

Share-Based Compensation, page 64

1.	We note your revised disclosure on page 109 in response to our prior comment 3. Please revise your disclosure on page 110 with respect to share warrants under the BSA 2014 and 2012 plans to state exercise prices are also fixed as of the date of implementation of the plans by the company’s shareholders or its board of directors, rather than as of the date of grant.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 105 of the Draft Registration Statement No. 3 with respect to the share warrants (BSAs) to clarify that the exercise prices of the share warrants issued under the 2012 Plan and the 2014 Plan are fixed as of the date of implementation of the respective share-based compensation plan by the Company’s shareholders or its board of directors, rather than as of the date of grant of the individual warrants.

***

Please contact me at (617) 937-2316 or Divakar Gupta of Cooley LLP at (212) 479- 6474 with any questions or further comments regarding our responses to the Staff’s comments.

Sincerely,

/s/ Marc A. Recht
Marc A. Recht

cc:	Gil Beyen, ERYTECH Pharma S.A.

Divakar Gupta, Cooley LLP

Eric Blanchard, Covington & Burling LLP

COOLEY LLP 500 BOYLSTON STREET BOSTON, MA 02116-3736

T: (617) 937-2300 F: (617) 937-2400 COOLEY.COM